201 MERRITT 7 CORPORATE PARK, NORWALK CT 06851

August 17, 2023

VIA EDGAR

Attention : Gregory Herbers

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Reed’s, Inc.

Request to Withdraw Registration Statement on Form S-1

Filed October 31, 2022

File No. 333-268077

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Reed’s, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, initially filed October 31, 2022, File No. 333-268077, together with all exhibits thereto (collectively, the “Registration Statement”).

The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the planned registered offering of common stock under the Registration Statement at this time due to prevailing market conditions. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Norman E. Snyder, Jr., CEO, Reed’s Inc., at the above-mentioned address, email address: nsnyder@reedsinc.com, with a copy to Ruba Qashu, Barton, LLP, 100 Wilshire Blvd, Suite 1300, Santa Monica, CA 90401, email address: rqash@bartonesq.com.

Please do not hesitate to contact Ruba Qashu at 949-355-5405 or rqashu@bartonesq.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Reed’s Inc.

By:	/s/ Norman E. Snyder, Jr.
Name:	Norman E. Snyder, Jr.
Title:	CEO

cc:	Ruba Qashu, Barton LLP